Exhibit 99.5

OFFICE OF THE COMPTROLLER OF THE CURRENCY

WASHINGTON, DC 20219

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 17, 2006

Date of Report (Date of Earliest Event Reported)

CHINO COMMERCIAL BANK, N.A.

(Exact Name of Registrant as Specified in its Charter)

California (State or other jurisdiction of incorporation or organization)	35366 (OCC File No.)	33-0884033 (I.R.S. Employee Identification No.)

14345 Pipeline Avenue, Chino, California 91710

(Address of Principal Executive Offices)
(Zip Code)

(909) 393-8880

(Registrant’s Telephone Number including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 7.                    Financial Statements, Pro Forma Financial Information and Exhibits.

(c)           Exhibits

99.1         Press release concerning earnings for the three months ended March 31, 2006.

Item 12.                 Disclosure of Results of Operations and Financial Condition.

On April 24, 2006, the Bank issued a press release concerning its results of operations and financial condition as of and for the three months ended March 31, 2006. A copy of the press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 17, 2006	CHINO COMMERCIAL BANK, N.A.

	By:	/s/ Dann H. Bowman
Dann H. Bowman President and Chief Executive Officer

	By:	/s/ Jo Anne Painter
Jo Anne Painter Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Page
99.1	Press release concerning earnings for the three months ended March 31, 2006.	4-8

For Release
April 24, 2006
OTC BB: “CKNA”

CHINO COMMERCIAL BANK, N.A. Posts 49.4% Increase in Net Income.

Chino, California……The Board of Directors of Chino Commercial Bank, N.A. announced the results of operations for the first quarter of 2006 with net income for the quarter of $264,531 or $0.32 per share, a 49.4% increase from net income of $177,068 or $0.22 per share for the first quarter of 2005. Net income per fully diluted share was $0.30 and $0.20 for the quarters ending March 31, 2006 and 2005, respectively.  Dann H. Bowman, President and Chief Executive Officer stated, “The Bank continues to experience strong fundamental growth especially in the loan portfolio and, with the new Ontario branch, we are building on our customer base and creating more synergy within the community. “

Total Assets increased by 8.4% to $91.5 million, as compared with total assets of $84.4 million at the end of the same quarter last year; and increased 0.2% or $184,073 as compared to $91.3 million at December 31, 2005. Total Deposits increased 7.7% to $84.0 million at the end of the first quarter, as compared with $78.0 million at the end of the same quarter last year. Deposits remained stable at $84.0 million as compared to December 31, 2005. Total Loans increased 18.1% to $43.6 million at March 31, 2006 as compared to $36.9 million at March 31, 2005 and $41.8 million at December 31, 2005.

The increased earnings for the quarter were primarily due to an increase in the net interest margin of $238,051. The Bank posted net interest income of $1,101,721 for the three months ended March 31, 2006 as compared to $880,738 for the same quarter last year. This increase in income was partially offset by an increase in general and administrative expenses of $96,211 due to numerous increases in expenses but primarily resulting from an increase in salary and benefits expense and occupancy and equipment due to the addition of the new Ontario branch as of January 5, 2006.

Average interest-earning assets were $78.5 million with average interest-bearing liabilities of $22.1 million yielding a net interest margin of 5.61% for the first quarter of 2006 as compared to average interest-bearing assets of $72.4 million with average interest-bearing liabilities of $15.1 million yielding a net interest margin of 4.86% for the three months ended March 31, 2005.

General and administrative expenses were $803,238 for the three months ended March 31, 2006 as compared to $707,026 for the three months ended March 31, 2005. The largest component of general and administrative expenses was salary and benefits expense of $409,178 for the first quarter of 2006 as compared to $334,496 for the first quarter of 2005. Salary and benefits increased due to higher average full-time equivalent staff, salary increases, and the reduction in capitalized costs related to loan origination expenses for the first quarter of 2006 as compared to first quarter of 2005. The largest increase to general and administrative expense was attributable to Occupancy and Equipment that increased by $41,620 for the comparable three-month period due to the opening of the Bank’s second banking facility in Ontario. Other general and administrative expenses that increased were Data and Item processing expenses which increased by $12,480 due to new internet and cash management products that the Bank released as of April 1, 2005 as well as to volume increases as deposit relationships continue to build especially with the new Ontario branch.

FORWARD-LOOKING STATEMENTS

The statements contained in this release that are not historical facts are forward-looking statements based upon management’s current expectations and beliefs concerning future developments and their potential effect on Chino Commercial Bank. There can be no assurances that future developments affecting Chino Commercial Bank will be the same as those anticipated by management.

Actual results may differ from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties. These include, but are not limited to, the following risks; (1) changes in performance of the financial markets; (2) changes in the demand for and market acceptance of Chino Commercial Bank’s products and services; (3) changes in general economic conditions including interest rates, presence of competitors with greater financial resources, and the impact of competitive products and pricing; (4) the effect of Chino Commercial Bank’s policies; (5) the continued availability of adequate funding sources.

Contact: Dann H. Bowman, President and CEO or Jo Anne Painter, Executive Vice President and CFO, Chino Commercial Bank, N.A., 14345 Pipeline Avenue, Chino, Ca. 91710, (909) 393-8880 or www.chinocommercialbank.com.

CHINO COMMERCIAL BANK  N. A.
STATEMENTS OF FINANCIAL CONDITION

	March 31,	December 31,
	2006	2005
	(unaudited)
ASSETS:
Cash and Due from Banks	$7,762,134	$5,328,842
Federal Funds Sold	7,285,000	11,370,000
Cash and Cash equivalents	15,047,134	16,698,842
Interest-bearing deposits at banks	5,977,000	6,030,000
Investment Securities available for sale	16,205,550	16,311,377
Investment Securities held to maturity (fair value approximates $5,542,556 at March 31, 2006 and $5,764,134 at December 31, 2005)	5,649,875	5,850,687
Federal Reserve Bank stock, at cost	159,600	159,600
Federal Home Loan Bank stock, at cost	366,800	362,600
Pacific Coast Bankers’ Bank stock, at cost	50,000	50,000
Total Investments	28,408,825	28,764,264
Loans
Construction	2,647,789	2,790,712
Real estate	32,461,232	30,444,344
Commercial	8,528,388	8,295,573
Farm/Agriculture	326,784	330,920
Installment	305,188	633,504
Unearned fees and discounts	(144,826)	(144,106)
Allowance for loan losses	(552,890)	(544,140)
Net Loans	43,571,665	41,806,807
Fixed Assets, net	2,324,197	1,936,168
Accrued Interest Receivable	315,779	314,849
Prepaid & Other Assets	1,849,382	1,811,979
Total Assets	$91,516,982	$91,332,909
LIABILITIES:
Deposits
Non-interest Bearing	$60,573,662	$62,610,963
Interest Bearing
Money market and NOW	19,351,543	16,793,824
Savings	911,173	913,249
Time deposits of $100,000 or greater, due in one year	1,716,479	2,216,104
Time deposits less than $100,000, due in one year	1,464,521	1,487,803
Total Deposits	84,017,378	84,021,943
Accrued Interest Payable	26,545	28,858
Accrued Expenses & Other Payables	519,381	588,068
Total Liabilities	84,563,304	84,638,869
STOCKHOLDERS’ EQUITY
Common Stock, authorized 10,000,000 shares with a par value of $3.33 per share; issued and outstanding 818,453 shares at March 31, 2006 and December 31, 2005	2,728,230	2,728,230
Additional paid-in capital	2,594,674	2,590,600
Retained earnings	1,762,349	1,497,818
Accumulated other comprehensive loss	(131,575)	(122,608)
Total Equity	6,953,678	6,694,040
Total Liabilities & Equity	$91,516,982	$91,332,909

CHINO COMMERCIAL BANK, N. A.
STATEMENTS OF OPERATIONS
(unaudited)

	For the three months ending
	March 31,
	2006	2005
Interest Income
Interest Income — Securities	$292,874	$221,560
Interest Income — Fed Funds	77,874	60,152
Interest and fee income on Loans	811,179	648,574
Total Interest Income	1,181,927	930,286
Interest Expense
Interest Expense — Deposits	79,906	49,548
Interest Expense — Other Borrowings	300
Total Interest Expense	80,206	49,548
Net interest income	1,101,721	880,738
Provision for loan losses	8,750	17,068
Net interest income after provision for loan losses	1,092,971	863,670
Non-interest income
Service Charges on Deposit Accounts	128,948	108,935
Other miscellaneous fee income	3,128	1,695
Income from Mortgage Banking	0	6,218
Income from Bank Owned Life Insurance	14,681	15,817
Total Non-interest income	146,757	132,665
General & Administrative Expenses
Salaries & Benefits	409,178	334,496
Occupancy & Equipment	104,639	63,019
Data & Item Processing	63,050	50,870
Advertising & Marketing	14,449	25,572
Audit & Professional fees	43,822	49,945
Insurance	6,144	5,982
Directors’ fees and expenses	22,071	18,555
Other expenses	139,885	158,588
Total general & administrative expenses	803,238	707,027
Income before income tax expense	436,490	289,308
Income tax expense	171,959	112,241
Total income	$264,531	$177,067
Basic Earnings per share(1)	$0.32	$0.22
Diluted Earnings per share(1)	$0.30	$0.20

CHINO COMMERCIAL BANK
Selected Financial Highlights

	For the three months
	ended March 31,
	2006	2005
Selected Operating Data:
Net interest income	$1,181,927	$880,738
Provision for loan losses	8,750	17,068
Non-interest income	146,757	132,665
Non-interest expense	803,238	707,026
Net income	$264,531	$177,068
Share Data:
Basic income per share	$0.32	$0.22
Diluted Income per share	$0.30	$0.22
Weighted average common shares outstanding
Basic	818,453	818,453
Diluted	883,992	882,869
Performance Ratios:
Return on average assets	1.22%	0.90%
Return on average equity	15.38%	11.82%
Equity to total assets at the end of the period	7.33%	7.66%
Net interest spread	4.56%	3.82%
Net interest margin	5.61%	4.86%
Average interest-earning assets to average-bearing liabilities	354.51%	478.27%
Core efficiency ratio	64.29%	69.72%
Non-interest expense to average assets	3.69%	3.59%
Selected Balance Sheet Data:	3/31/2006	12/31/2005
Total assets	$91,516,982	$91,332,909
Investment securities held to maturity	5,649,875	5,850,687
Investment securities available for sale	16,205,550	16,311,377
Loan receivable, net	43,571,665	41,806,807
Deposits	84,017,378	84,021,943
Non-interest bearing deposits	60,573,662	62,610,963
Stockholders’ equity	$6,953,678	$6,694,040
Regulatory capital ratios:
Average equity to average assets	7.91%	7.46%
Leverage capital	8.13%	7.54%
Tier I risk based	11.97%	12.14%
Risk-based capital	13.00%	13.21%
Asset Quality Ratios:
Allowance for loan losses as a percent of gross loans receivable	1.25%	1.28%
Net charge-offs to average loans	n/a	n/a
Non-performing loans to total loans	n/a	n/a
Number of full-service customer facilities	2	1